BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 26, 2025

1.             DATE, TIME AND PLACE: Meeting held on February 26, 2025, at 2 p.m, at BRF S.A.’s (“Company”) office, located at Avenida das Nações Unidas, n° 14.401, 25th floor, Chácara Santo Antônio, in the City of São Paulo, State of São Paulo, Zip Code 04794-000 and via conference call.

2.             CALL AND ATTENDANCE: Call dully carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Márcio Hamilton Ferreira and Mr. Pedro de Camargo Neto. The meeting was attended by the President of the Fiscal Council, Mr. Marco Antonio Peixoto Simões Velozo, and the representatives of Grant Thornton Independent Auditors, Mr. Octavio Zampirollo, Mr. André Barbosa and Mr. Ricardo Akira.

3.             PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             AGENDA: (i) Approval the call notice of the Ordinary Shareholders' Meetings to be held on March 31, 2025 ("OGM 2025") and approval of the Management Proposal; (ii) Approval of the Financial Statements for the fiscal year ended December 31, 2024 for submission to the OGM; (iii) Analysis and approval of the Company's current Amendment to the Share Buyback Program ("Share Buyback Program"); and (iv) Approval the nomination of members for the composition of the Fiscal Council.

5.             RESOLUTIONS: The members of the Board of Directors approved, by unanimous vote of those present and without qualification or restrictions, approved the drawing up of the present minutes in summary form and deliberated, after examining and discussing the matters on the Agenda, as follows:

(i)          The Call Notice of the OGM 2025 and Approval of Management Proposal: In accordance with the provisions of Article 12 of the Bylaws, the members of the Board of Directors, by unanimous vote of those present, approved the call notice and the management proposal for the OGM 2025, to be held on March 31, 2025, at 12:00 p.m., with the consequent publication to the shareholders of the materials and documents necessary for the analysis of the matters included in the agenda, pursuant to the terms of the applicable legislation and regulations.

Page 1 of 6 Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2025.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

(ii)         The approval of the Financial Statements for the Fiscal Year ended December 31, 2024: In accordance with the provisions of article 23, (vi), of the Bylaws and with the recommendation of the Audit and Integrity Committee ("CAI"), the members of the Board of Directors unanimously manifested themselves in favor of submitting the Company's Financial Statements for the fiscal year ended December 31, 2024, followed by the Management Report, the Explanatory Notes, the Opinions of the Independent Auditors, the Fiscal Council, and the CAI for deliberation at the Company's Ordinary Shareholders' Meeting. Additionally, Grant Thornton Auditores Independentes Ltda. presented a favorable opinion on the Financial Statements, issuing an unqualified opinion that they present fairly, in all material respects, the individual and consolidated financial position of the Company on December 31, 2024, the individual and consolidated performance of its operations, and its respective individual and consolidated cash flows for the year 2024, in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

(iii)        The analysis and approval of the Company's current Amendment to the Share Buyback Program: The members of the Board of Directors, by unanimous vote and without any reservations, reservations or restrictions, subject to the provisions of CVM Resolution No. 77/2022, pursuant to item XI of article 23 of the Bylaws, approved the Amendment to the Share Buyback Program, the information of which is specified in Exhibit I of these minutes, pursuant to Annex G of CVM Resolution No. 80/2022.

(iv)        The nomination of members for the composition of the Fiscal Council: The members of the Board of Directors, unanimously, approved the nomination to the OGM of the members to compose the Fiscal Council of the Company for a term of 01 (one) year, to be concluded at the Company's Ordinary General Meeting to be held in the year 2026, with the following names: Antonio Mathias Nogueira Moreira (effective) and Attílio Guaspari (alternate); Ricardo Florence dos Santos (effective) and Marco Antonio Peixoto Simões Velozo (alternate); and Alexandre Eduardo De Melo (effective) and José Luiz de Souza Gurgel (alternate).

6.             DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             CLOSURE: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

Page 2 of 6 Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2025.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, February 26, 2025.

Bruno Machado Ferla

Secretary

Page 3 of 6 Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2025.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

ANNEX I

TO THE MINUTES OF THE ORDINARY MEETING OF THE

BOARD OF DIRECTORS OF BRF S.A.,

HELD FEBRUARY 26, 2025

ANNEX G TO CVM RESOLUTION NO. 80/22

1.           Justify in detail the objective and expected economic effects of the operation;

The Company's objective with the Buyback Program: to maximize the generation of value for shareholders, promoting the efficient allocation of available resources and the Company's capital structure. The Company may use the shares to be acquired to remain in treasury, and subsequent sale or cancellation, as well as to comply with the obligations and commitments assumed under the Stock Option Grant Plan, approved at the Annual and Extraordinary Shareholders' Meeting held on April 8, 2015 ("Call Option Grant Plan"), and the Restricted Share Grant Plan, approved at the Annual and Extraordinary Shareholders' Meeting held on April 8, 2015 and amended at subsequent Shareholders' Meetings ("Restricted Share Grant Plan").

The Company, through the Board of Directors, understands that the acquisition of shares issued by the Company will not impact its financial health.

2.           Inform the number of shares (i) outstanding and (ii) already held in treasury;

(i)           Number of shares outstanding in the market, as defined in article 1, sole paragraph, item I, of CVM Resolution No. 77/2022: 832,617,717 common shares (based on the shareholding position as of January 31, 2025);

(ii)          Number of treasury shares as of this date: 68,173,171 common shares (based on the shareholding position as of January 31, 2025).

3.           Inform the number of shares that may be acquired or sold;

(iii)         Maximum number of shares to be acquired: up to fifteen (15) million common shares (based on the shareholding position as of January 31, 2025).

Page 4 of 6 Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2025.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

4.           Describe the main characteristics of the derivative instruments that the company will use, if any;

The Company will not use derivative instruments.

5.           Describe, if any, any agreements or voting guidelines between the company and the counterparty of the operations;

Not applicable. The Company will carry out the operations on the stock exchange, will not have knowledge of who the counterparties will be in the operations and does not have or will have voting agreements or guidelines with such counterparties.

6.           In the event of operations carried out outside organized securities markets, inform:

a.           the maximum (minimum) price at which the shares will be acquired (disposed of); and

b.           if applicable, the reasons that justify carrying out the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, than the average of the quotation, weighted by volume, in the 10 (ten) previous trading sessions;

Not applicable, since all acquisitions will be carried out on the stock exchange and at market price.

7.           Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the administrative structure of the company;

The Company, through the Board of Directors, understands that the acquisition of shares issued by the Company will not impact its shareholding composition.

8.           Identify the counterparties, if known, and, in the case of a party related to the company, as defined by the accounting rules that deal with this matter, also provide the information required by article 9 of CVM Resolution No. 81, of March 29, 2022;

As all operations will be carried out on the stock exchange and at market price, the Company has no knowledge of who will be the counterparties of the operations.

9.           Indicate the destination of the funds earned, if applicable;

See item 1.

Page 5 of 6 Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2025.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

10.        Indicate the maximum period for the settlement of authorized transactions;

Maximum term for the acquisition of shares issued by the Company under the Buyback Program: the same period approved by the Board of Directors at a meeting held on May 7, 2024, which began on May 8, 2024 and will end on October 7, 2025, and the Board of Executive Officers is responsible for defining the dates on which the buybacks will be effectively executed.

11.        Identify institutions that will act as intermediaries, if any;

Financial institutions that will act as intermediaries: XP INVESTIMENTOS CORRETORA DE CAMBIO, TITULOS E VALORES MOBILIARIOS S.A., CNPJ: 02.332.886/0001-04, Av. Ataulfo de Paiva – Rio de Janeiro - Leblon – CEP22.440-032; AGORA CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., CNPJ: 74.014.747/0001-35, Av. Presidente Juscelino Kubitschek, 1309, Andares 4, 5 e 11 - Vila Nova Conceição - São Paulo – SP - CEP: 04.543-011; ITAÚ CORRETORA DE VALORES S.A., CNPJ: 61.194.353/0001-64, Avenida Brigadeiro Faria Lima, 3500, 3º andar, Itaim Bibi, São Paulo, SP, 04538-132.

12.        Specify the available resources to be used, pursuant to article 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022;

The acquisitions made under the Buyback Program will be supported by the Company's capital reserve, as determined in the financial statements for the quarter ended December 31, 2024, whose amount corresponds to R$ 2,763,362,601.00.

13.        Specify the reasons why the members of the board of directors feel comfortable that the share buyback will not affect the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

The Company, through the Board of Directors, understands that the acquisition of shares issued by it will not impact its shareholding composition, nor its financial health.

Page 6 of 6 Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2025.